

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2024

Denis P. Coleman III
Chief Financial Officer
The Goldman Sachs Group, Inc.
200 West Street
New York , NY 102282

Re: The Goldman Sachs Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-14965

Dear Denis P. Coleman III:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2023

Part I
Item 1. Business, page 1

1. We note the reference in Management's Discussion and Analysis on page 63 to "the narrowing of our consumer business." We also note related discussions in earnings calls and slide presentations, including the reference to "narrowing of ambitions in consumer-related activities and related to Asset & Wealth Management" on page 14 of Exhibit 99.2 furnished with the Form 8-K filed October 17, 2023. It appears references to consumer-related activities being narrowed relate to a number of current and former operations, for example, GreenSky, the Marcus business, the Personal Financial Management business, the GM co-branded credit card portfolio and deposits from Apple Card customers. If so, please revise the Business section, or where appropriate in future filings, to provide a summary of your efforts to narrow consumer-related activities, including the status of such efforts. In this regard, clarify the extent to which these efforts relate to activities in Consumer platforms as well as Asset & Wealth Management.

<u>Part II</u>
<u>Item 7. Management's Discussion and Analysis of Financial Condition</u>
<u>Consumer platforms, page 82</u>

2.   We note the reference on page 184 regarding the overall performance decline compared with 2022, which "reflected the firm's continued execution on the narrowing of its strategic focus." We also note that the Consumer platform revenues have increased by over 20% as efforts continue to exit consumer-related activities. Please revise future filings to clarify the impact efforts to narrow strategic focus have had or are reasonably likely to have on your results of operations. In this regard, please clarify the drivers of the significant increase in consumer platform revenues given the simultaneous narrowing of consumer-related activities.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Henderson at 202-551-3364 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Sheara Fredman